SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  SCHEDULE 13D
                                 (Rule l3d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)1

                               4net Software, Inc.
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                                (Name of Issuer)

                    Common Stock, $.00001 par value per share
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                         (Title of Class of Securities)

                                   35104P 10 5
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                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755

                                with a copy to:
                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 26, 2001
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note: Schedules filed in paper format shall include a signed original and ficopies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                         (Continued on following pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  35104P 10 5
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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STEVEN N. BRONSON
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                      (b) [ ]

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3.       SEC USE ONLY


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4.       SOURCE OF FUNDS

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
                       ------------------------------------------------------
NUMBER OF              7.      SOLE VOTING POWER
SHARES                         5,742,300
BENEFICIALLY           ------------------------------------------------------
OWNED BY               8.      SHARED VOTING POWER
EACH                           0
REPORTING              ------------------------------------------------------
PERSON                 9.      SOLE DISPOSITIVE POWER
WITH                           5,742,300
                       ------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,742,300
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

         64%
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14.      TYPE OF REPORTING PERSON

         IN
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                       SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  35104P 10 5            SCHEDULE 13D

Item 1.  Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.00001 par value per share (the "Common Stock") of 4net Software, Inc., a Delaware corporation, with its principal offices located at 10 South Street, Suite 202, Ridgefield, Connecticut 06877 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background.

     (a) This Amendment No. 7 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

     (c) Mr. Bronson is the Chairman and President of the Issuer. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

     (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     On December 26, 2001 Steven N. Bronson, using his own personal funds purchased 200,000 shares of Common Stock in the open market at an average price of $.4545 per share for a total purchase price of $90,900.

Item 4.  Purpose of Transaction.

     Mr. Bronson acquired the 200,000 shares of Common Stock of the Issuer for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 5,742,300 shares of the Issuer's Common Stock, representing approximately 64% of the total shares of Common Stock deemed outstanding. Mr. Bronson owns of record 5,442,300 shares of Common Stock, as to which he possesses sole voting and disposition power. Additionally, Mr. Bronson owns options to purchase 300,000 shares of Common Stock at an exercise price of $.55 per share. These options are set to expire on June 29, 2005.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      December 27, 2001

                                                 /s/ Steven N. Bronson
                                                 --------------------------
                                                        (Signature)

                                                 Steven N. Bronson
                                                 --------------------------
                                                        (Name/Title)


Attention:  Intentional  misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).